President Street Global, LLC
Statement of Financial Condition

December 31, 2023

Assets	
Cash	$ 51,019
Accounts receivable	10,000
Total assets	61,019
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	500
Subordinated loan	106,771
Total liabilities	107,271
Commitments and contingencies	-
Members' Equity (Deficit)	(46,252)
Total liabilities and members' equity	$ 61,019